SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

First Quarter - 2006 Earnings Release

Portugal Telecom

Table of Contents

01	Financial highlights	4

02	Operating highlights	6

03	Consolidated income statement	9

04	Capex	16

05	Cash flow	17

06	Consolidated balance sheet	18

07	Employees	23

08	Wireline	24

09	Domestic mobile	28

10	Brazilian mobile	30

11	Multimedia	32

12	Other international investments	35

13	First quarter key events and recent developments	37

14	Major holdings	40

15	Basis of presentation	41

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First Quarter - 2006 Earnings Release

Lisbon, Portugal, 18 May 2006

Portugal Telecom announced today its results for the first quarter ending 31 March 2006.

In the first quarter of 2006, consolidated operating revenues amounted to Euro 1,566 million. EBITDA reached Euro 587 million, equivalent to a margin of 37.5% . EBITDA minus Capex reached Euro 425 million. Net income for the period amounted to Euro 211 million, equivalent to an increase of 15.6% over the same period of last year. Net debt reached Euro 3,678 million at the end of March 2006.

PT’s financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) as from 1 January 2005.

Table 1 _ Consolidated Financial Highlights				Euro million
	1Q06	1Q05	y.o.y	4Q05	q.o.q

Operating revenues	1,565.6	1,452.1	7.8%	1,715.4	(8.7%)
Operating costs, excluding D&A	978.2	833.1	17.4%	1,005.1	(2.7%)
EBITDA (1)	587.4	619.0	(5.1%)	710.3	(17.3%)
Income from operations	289.9	385.6	(24.8%)	409.6	(29.2%)
Net income	210.9	182.5	15.6%	293.4	(28.1%)
Capex	162.5	166.8	(2.6%)	361.1	(55.0%)
Capex as % of revenues (%)	10.4	11.5	(1.1pp)	21.1	(10.7pp)
EBITDA minus Capex	424.9	452.2	(6.0%)	349.1	21.7%
Net debt	3,678.4	3,984.5	(7.7%)	3,672.5	0.2%

EBITDA margin (2) (%)	37.5	42.6	(5.1pp)	41.4	(3.9pp)
Net debt / EBITDA (x)	1.6	1.6	(0.0x)	1.3	0.3x
EBITDA / net interest (x)	11.7	11.6	0.0x	10.2	1.5x

(1) EBITDA = Income from operations + depreciation and amortisation. (2) EBITDA margin = EBITDA / operating revenues.

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01 Financial Highlights

Operating revenues increased by 7.8% y.o.y in the first quarter of 2006 to Euro 1,566 million, underpinned by PTM and Vivo’s contribution to consolidated operating revenues. Wireline and TMN’s operating revenues were negatively impacted by the reduction of interconnection rates in the amount of Euro 9 million and Euro 21 million respectively. Excluding this impact, wireline operating revenues would have decreased by 2.3% y.o.y, while TMN operating revenues would have increased by 0.9% y.o.y.

EBITDA reached Euro 587 million in the first quarter of 2006, a decrease of 5.1% y.o.y, equivalent to an EBITDA margin of 37.5% . The Euro 32 million reduction in EBITDA resulted from the negative impact of lower interconnection rates (Euro 11 million) and the one-off reversal of a provision relating to a receivable from Angola Telecom (Euro 23 million) last year. Excluding both of these impacts, EBITDA would have increased by 0.4% y.o.y in the first quarter of 2006.

Income from operations decreased by 24.8% y.o.y in the first quarter of 2006 to Euro 290 million, equivalent to a margin of 18.5% .

Net income increased by 15.6% y.o.y in the first quarter of 2006 to Euro 211 million.

Capex decreased by 2.6% y.o.y in the first quarter of 2006 to Euro 162 million, equivalent to 10.4% of operating revenues, as a result of the 30.4% y.o.y decrease in Vivo’s contribution to consolidated capex, which was partially offset by the increase in domestic capex.

EBITDA minus Capex decreased by 6.0% y.o.y to Euro 425 million in the first quarter of 2006, equivalent to 27.1% of operating revenues. Approximately 83% of PT’s EBITDA minus Capex was generated by its domestic businesses (wireline, TMN and PTM).

Free cash flow increased from Euro 22 million in the first quarter of 2005 to Euro 73 million in the first quarter of 2006, primarily due to the increase in operating cash flow and the reduction in payments related to post retirement benefits, resulting from the higher level of curtailments in the first quarter of 2005.

Net debt remained stable at Euro 3,678 million. The free cash flow of Euro 73 million generated in the period was offset by: (1) the equity swaps contracted over 7.4 million PT shares in the first quarter of 2006, with a notional value of Euro 62 million, and (2) the currency translation effects on foreign currency debt totalling Euro 17 million, mainly related to Real denominated debt.

Net exposure to Brazil amounted to R$ 7,607 million, or Euro 2,881 million at the Euro/Real exchange rate prevailing at the end of the first quarter of 2006. As at 31 March 2006, assets denominated in Reais in PT’s consolidated balance sheet represented approximately 35% of total assets and PT’s share of Vivo’s net debt amounted to Euro 659 million.

As at 18 May 2006, PT had entered into equity swap contracts to acquire PT shares, equivalent to 1.83% of its share capital. PT had entered into these equity swaps as part of the share programme approved in April 2005, which was interrupted as a result of the tender offer launched by Sonaecom on 6 February 2006.

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On 21 April 2006, PT’s shareholders approved at the AGM the payment of a cash dividend of Euro 0.475 per share for the fiscal year 2005, representing an increase of 35.7% over the previous year. The dividend will be paid on 19 May 2006. At the same meeting, shareholders approved a share capital increase in the amount of Euro 338,656,950, through the incorporation of share issuance premiums, legal reserves and share cancellation special reserve. On 11 May 2006, PT executed the public deed for this share capital increase. Shareholders also approved at the AGM, a share capital reduction to Euro 395,099,775, to be carried out through a reduction in the par value of PT shares to Euro 35 cents. Upon the completion of this share capital reduction, which is still to be executed, PT’s distributable reserves should increase by approximately Euro 1,072 million. Pro-forma distributable reserves at the end of March 2006 amounted to Euro 1,246 million, assuming the dividend payment (Euro 536 million), the share buyback already executed (Euro 164 million) and the share capital restructuring (Euro 1,080 million).

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02 Operating Highlights

Table 2 _ Key Performance Indicators
	1Q06	1Q05	y.o.y	4Q05	q.o.q

Customer base ('000)
Wireline	4,447	4,426	0.5%	4,478	(0.7%)
Mobile	35,456	32,045	10.6%	35,117	1.0%
Pay-TV	1,472	1,456	1.1%	1,479	(0.5%)
Broadband (ADSL retail + cable)	965	770	25.3%	933	3.3%

Wireline
Main lines ('000)	4,447	4,426	0.5%	4,478	(0.7%)
PSTN/ISDN	3,670	3,914	(6.2%)	3,769	(2.6%)
Carrier pre-selection	597	508	17.6%	575	3.8%
ADSL retail	613	451	35.9%	585	4.8%
ADSL wholesale	55	45	21.7%	51	7.3%
Unbundled local loops	109	16	n.m.	72	51.1%
Net additions ('000)	(31)	49	n.m.	7	n.m.
PSTN/ISDN	(99)	(34)	191.9%	(63)	57.1%
Carrier pre-selection	22	23	(3.8%)	17	30.6%
ADSL retail	28	71	(60.7%)	38	(26.5%)
ADSL wholesale	4	5	(27.4%)	4	(4.8%)
Unbundled local loops	37	7	n.m.	29	27.2%
Pricing plans ('000)	2,163	1,199	80.4%	1,795	20.5%
Total traffic (million of minutes)	3,491	3,809	(8.3%)	3,641	(4.1%)
ARPU (Euro)	32.2	33.8	(4.7%)	32.5	(0.9%)

Domestic mobile • TMN
Customers ('000)	5,318	5,087	4.6%	5,312	0.1%
Net additions ('000)	6	33	(82.7%)	97	(94.1%)
MOU (minutes)	117	117	0.1%	123	(5.1%)
ARPU (Euro)	20.5	22.7	(9.8%)	22.2	(7.8%)
Data as % of service revenues (%)	12.8	11.2	1.6pp	13.6	(0.8pp)
CCPU (1) (Euro)	10.6	11.4	(6.8%)	11.4	(7.1%)
ARPU minus CCPU (Euro)	9.9	11.4	(12.8%)	10.8	(8.5%)

Brazilian mobile • Vivo
Customers ('000)	30,138	26,959	11.8%	29,805	1.1%
Net additions ('000)	333	416	(19.9%)	964	(65.5%)
MOU (minutes)	67	82	(17.7%)	74	(9.1%)
ARPU (R$)	25.4	28.8	(11.9%)	29.0	(12.3%)
Data as % of service revenues (%)	7.0	5.5	1.6pp	6.2	0.8pp
CCPU (1) (R$)	15.0	15.4	(2.3%)	17.4	(13.9%)
ARPU minus CCPU (R$)	10.4	13.4	(22.9%)	11.5	(10.1%)

Multimedia • PT Multimedia
Homes passed ('000)	2,695	2,579	4.5%	2,666	1.1%
Bi-directional ('000)	2,576	2,459	4.8%	2,547	1.1%
Pay-TV customers ('000)	1,472	1,456	1.1%	1,479	(0.5%)
Pay-TV net additions ('000)	(7)	7	n.m.	(6)	18.7%
Cable broadband accesses ('000)	352	319	10.2%	348	1.0%
Cable broadband net additions ('000)	3	14	(75.8%)	7	(50.2%)
Pay-TV blended ARPU (Euro)	28.3	27.9	1.5%	27.5	3.1%

(1) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation and sales of equipment per user.

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Customers

  Wireline main lines increased by 0.5% y.o.y in the first quarter of 2006 to 4,447 thousand, on the back of strong growth in ADSL and unbundled local loops.

  Mobile customers increased by 339 thousand in the first quarter of 2006 to 35,456 thousand.

  Pay-TV customers totalled 1,472 thousand in the first quarter of 2006, accounting for approximately 40% of the TV households in Portugal.

  Retail broadband customers reached 965 thousand in the first quarter of 2006, equivalent to a penetration of 20.3% of retail access lines (PSTN/ISDN and cable). Retail broadband net additions were 31 thousand in the first quarter of 2006.

Wireline

  Total main lines increased by 0.5% y.o.y in the first quarter of 2006 to 4,447 thousand, of which 3,670 thousand were PSTN/ISDN, 613 thousand were ADSL retail, 55 thousand were ADSL wholesale and 109 thousand were ULL.

  The number of pricing plans increased by 368 thousand in the first quarter of 2006 to 2,163 thousand.

  In the first quarter of 2006, total traffic fell by 8.3% y.o.y. Retail traffic fell by 13.0% y.o.y, primarily as a result of continued fixed-to-mobile substitution and intense competition, while wholesale traffic fell by 4.7% y.o.y, mainly due to the migration of dial-up narrowband Internet to broadband.

  Total ARPU decreased by 4.7% y.o.y in the first quarter of 2006 to Euro 32.2. Subscription and voice ARPU decreased by 7.9% y.o.y to Euro 27.3, as a result of declining traffic revenues, whilst data ARPU increased by 19.2% y.o.y to Euro 4.9, representing already 15.1% of total ARPU in the first quarter of 2006.

Domestic Mobile

  Net additions totalled 6 thousand in the first quarter of 2006. Postpaid customer net additions were 38 thousand and net disconnections of prepaid customers were 32 thousand. At the end of March 2006, TMN had 5,318 thousand customers, an increase of 4.6% over the same period of last year. 3G customers continued to grow strongly, reaching 485 thousand at the end of March 2006, and representing 9.1% of total customers.

  Data services accounted for 12.8% of service revenues in the first quarter of 2006, an improvement of 1.6pp over the first quarter of 2005, underpinned by the growth in non-SMS data revenues, which increased by 25.1% y.o.y and already accounted for 22.3% of total data revenues.

  Minutes of usage (MOU) remained flat at 117 minutes in the first quarter of 2006, with the growth in outgoing usage compensating the decrease in incoming traffic per customer.

  ARPU in the first quarter of 2006 decreased by 9.8% y.o.y to Euro 20.5, as a result of the 9.9% y.o.y decrease in ARPM due to the reduction in interconnection rates. Adjusting for the reduction in interconnection rates, ARPU would have decreased by 3.9% y.o.y.

Brazilian Mobile

  Net additions reached 333 thousand in the first quarter of 2006. At the end of March 2006, Vivo had 30,138 thousand customers, an increase of 11.8% y.o.y. Vivo’s market share at the end of March 2006 was 43.5% in its areas of operation and 33.7% in the whole of Brazil.

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  Data revenues represented 7.0% of total service revenues in the first quarter of 2006, with approximately 43% of data revenues already being generated by non-SMS data services.

  MOU dropped by 17.7% y.o.y in the first quarter of 2006 to 67 minutes, primarily due to the negative evolution of prepaid MOU traffic, which was impacted by the reduction in incoming traffic due to tariff rebalancing, the increase in fixed to mobile termination prices and the reduction in traffic promotions. Postpaid MOU remained stable in the first quarter of 2006.

  ARPU decreased by 11.9% y.o.y in the first quarter of 2006 to R$ 25.4, primarily as a result of the decrease in incoming traffic.

Multimedia

  Pay-TV customers totalled 1,472 thousand at the end of March 2006, with net disconnections of 7 thousand in the first quarter of 2006, as a result of the smart card swap in the DTH service, following the introduction of a new encryption system. At the end of March 2006, cable and DTH customers totalled 1,090 thousand and 381 thousand respectively.

  Pay-TV blended ARPU in the first quarter of 2006 increased by 1.5% y.o.y to Euro 28.3, reflecting higher penetration of broadband services and the take-up of the digital package “Funtastic Life”, which offers 65 channels.

  Broadband cable customers reached 352 thousand at the end of March 2006, an increase of 10.2% y.o.y. Broadband penetration rate of cable customers reached 32.2%, increasing by 2.4pp y.o.y in the first quarter of 2006.

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03 Consolidated Income Statement

Table 3 _ Consolidated Income Statement (1)				Euro million
	1Q06	1Q05	y.o.y	4Q05	q.o.q

Operating revenues	1,565.6	1,452.1	7.8%	1,715.4	(8.7%)
Wireline	491.5	512.4	(4.1%)	500.6	(1.8%)
Domestic mobile • TMN	337.9	345.5	(2.2%)	374.3	(9.7%)
Brazilian mobile • Vivo (1)	523.2	397.3	31.7%	620.0	(15.6%)
Multimedia • PT Multimedia	160.1	152.6	4.9%	157.5	1.7%
Other	52.8	44.2	19.5%	63.0	(16.1%)

Operating costs, excluding D&A	978.2	833.1	17.4%	1,005.1	(2.7%)
Wages and salaries	180.6	162.8	10.9%	169.4	6.6%
Post retirement benefits	16.2	22.4	(27.7%)	(88.6)	n.m.
Direct costs	202.2	210.4	(3.9%)	233.3	(13.3%)
Costs of telecommunications	117.9	132.5	(11.0%)	150.3	(21.6%)
Programming costs	36.6	34.4	6.3%	35.9	1.8%
Directories	19.1	20.7	(7.7%)	19.9	(4.1%)
Other	28.6	22.8	25.7%	27.1	5.5%
Costs of products sold	135.0	110.1	22.6%	185.1	(27.0%)
Marketing and publicity	36.4	32.7	11.0%	62.0	(41.4%)
Support services	57.4	44.3	29.7%	71.6	(19.8%)
Maintenance and repairs	41.6	38.1	9.3%	38.9	6.9%
Supplies and external expenses	192.8	161.2	19.6%	212.9	(9.4%)
Provisions	61.2	6.2	n.m.	76.4	(20.0%)
Taxes other than income taxes	47.6	37.2	27.9%	46.2	3.0%
Other operating costs	7.2	7.6	(5.1%)	(2.2)	n.m.

EBITDA	587.4	619.0	(5.1%)	710.3	(17.3%)
Depreciation and amortisation	297.5	233.4	27.5%	300.6	(1.1%)
Income from operations	289.9	385.6	(24.8%)	409.6	(29.2%)

Other expenses (income)	4.0	17.7	(77.5%)	83.6	(95.2%)
Work force reduction programme costs	0.5	15.3	(96.5%)	76.9	(99.3%)
Losses (gains) on disposal of fixed assets	(0.8)	0.6	n.m.	1.1	n.m.
Other non-recurring costs	4.2	1.8	129.5%	5.6	(25.1%)
Income before financ. & inc. taxes	285.9	367.9	(22.3%)	326.0	(12.3%)

Financial expenses (income)	21.8	58.6	(62.8%)	(118.5)	n.m.
Net interest expenses	50.2	53.2	(5.5%)	69.6	(27.8%)
Net foreign currency losses (gains)	(9.0)	(9.6)	(6.1%)	5.9	n.m.
Net losses (gains) on financial assets	(9.7)	7.6	n.m.	(26.4)	(63.2%)
Equity in losses (earnings) of affiliates	(23.1)	(6.9)	235.3%	(188.1)	(87.7%)
Other financial expenses	13.4	14.3	(6.4%)	20.4	(34.4%)

Income before income taxes	264.1	309.3	(14.6%)	444.5	(40.6%)
Provision for income taxes	(41.6)	(105.8)	(60.7%)	(139.0)	(70.1%)

Income from continued operations	222.5	203.5	9.3%	305.5	(27.2%)
Income from discontinued operations	0.0	(0.9)	(100.0%)	(16.0)	(100.0%)
Income applicable to minority interests	(11.6)	(20.2)	(42.4%)	4.0	n.m.
Consolidated net income	210.9	182.5	15.6%	293.4	(28.1%)

(1) Considering a Euro/Real average exchange rate of 3.4979 in 1Q05 and 2.6397 in 1Q06.

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Consolidated Operating Revenues

Table 4 _ Consolidated Operating Revenues - Contribution by Segment (1)				Euro million
	1Q06	1Q05	y.o.y	4Q05	q.o.q

Wireline	491.5	512.4	(4.1%)	500.6	(1.8%)
Domestic mobile • TMN	337.9	345.5	(2.2%)	374.3	(9.7%)
Brazilian mobile • Vivo (1)	523.2	397.3	31.7%	620.0	(15.6%)
Multimedia • PT Multimedia	160.1	152.6	4.9%	157.5	1.7%
Other	52.8	44.2	19.5%	63.0	(16.1%)

Total operating revenues	1,565.6	1,452.1	7.8%	1,715.4	(8.7%)

(1) Considering a Euro/Real average exchange rate of 3.4979 in 1Q05 and 2.6397 in 1Q06.

Consolidated operating revenues increased by 7.8% y.o.y in the first quarter of 2006 to Euro 1,566 million, reflecting the higher contribution from Vivo, due to the appreciation of the Real during the period, PTM and other businesses. On a constant currency basis, consolidated operating revenues would have decreased by 1.3% y.o.y in the first quarter of 2006, primarily due to the lower contribution from wireline and domestic mobile revenues, which were impacted by the reduction in interconnection rates.

Consolidated operating revenues from the wireline business decreased by 4.1% to Euro 492 million in the first quarter of 2006, as a result of the decline in traffic revenues and lower fixed-to-mobile interconnection rates (Euro 9 million). Net wireline revenues, calculated as operating revenues less direct costs, decreased by 0.8% y.o.y in the first quarter of 2006 to Euro 439 million, reflecting the decrease in traffic revenues, which was partially offset by the growth in ADSL and pricing plans.

The contribution to consolidated operating revenues from the mobile businesses rose by 3.8pp y.o.y to 55.0% in the first quarter of 2006, despite the strong reduction in interconnection rates in Portugal. Fixed-to-mobile and mobile-to-mobile interconnection rates registered an average annual reduction of 27.7% and 28.4% respectively, with both reaching Euro 0.125 per minute for TMN in January 2006. Interconnection rates will continue to fall by Euro 0.50 cents per quarter until a level of Euro 0.11 per minute has been reached in October 2006. The impact of lower interconnection rates on TMN’s revenues in the first quarter of 2006 amounted to Euro 21 million. Vivo represented 33.4% of consolidated operating revenues in the first quarter of 2006, an increase of 6.1pp over the first quarter of 2005, primarily as a result of the 32.5% y.o.y appreciation of the Real against the Euro during the period.

PTM operating revenues increased by 4.9% y.o.y in the first quarter of 2006 to Euro 160 million, as a result of the strong increase in Pay-TV and cable Internet revenues, which rose by 7.9% in the period, underpinned by the higher penetration of broadband services and the take-up of the digital package “Funtastic Life”.

In the first quarter of 2006, operating revenues from other businesses increased by Euro 9 million to Euro 53 million, mainly as a result of the increase in external revenues posted by Mobitel (call centre company in Brazil), partially explained by the appreciation of the Real against the Euro during the period, and PT Contact (call centre company in Portugal), as well as by the increase in revenues of Cabo Verde Telecom. On a constant currency basis, operating revenues from other businesses would have increased by 9.9% y.o.y to Euro 49 million in the first quarter of 2006.

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Table 5 _ Consolidated Operating Revenues – Standalone Revenues by Segment (1)				Euro million
	1Q06	1Q05	y.o.y	4Q05	q.o.q

Wireline	530.9	553.0	(4.0%)	540.0	(1.7%)
Domestic mobile • TMN	356.5	374.3	(4.8%)	397.5	(10.3%)
Brazilian mobile • Vivo (1)	523.2	397.3	31.7%	620.0	(15.6%)
Multimedia • PT Multimedia	160.7	152.6	5.3%	157.8	1.9%
Other and eliminations	(5.8)	(25.1)	(77.0%)	0.1	n.m.

Total operating revenues	1,565.6	1,452.1	7.8%	1,715.4	(8.7%)

(1) Considering a Euro/Real average exchange rate of 3.4979 in 1Q05 and 2.6397 in 1Q06.

The difference in the growth rates of the standalone revenues and the contribution to consolidated revenues of the domestic mobile business is related to the decline in fixed-to-mobile interconnection rates during the period in analysis. TMN’s standalone revenues were negatively impacted by Euro 21 million, as a result of lower interconnection rates.

EBITDA

Table 6 _ EBITDA by Business Segment (1)						Euro million
	1Q06	1Q05	y.o.y	Margin	4Q05	q.o.q	Margin

Wireline	246.9	271.0	(8.9%)	46.5	360.0	(31.4%)	66.7
Domestic mobile • TMN	155.6	168.8	(7.8%)	43.7	166.5	(6.5%)	41.9
Brazilian mobile • Vivo (1)	139.7	142.2	(1.7%)	26.7	124.1	12.6%	20.0
Multimedia • PT Multimedia	50.3	44.8	12.3%	31.3	51.5	(2.4%)	32.6
Other	(5.2)	(7.7)	(33.0%)	n.m.	8.1	n.m.	n.m.

Total EBITDA	587.4	619.0	(5.1%)	37.5	710.3	(17.3%)	41.4
EBITDA margin (%)	37.5	42.6	(5.1pp)		41.4	(3.9pp)

(1) Considering a Euro/Real average exchange rate of 3.4979 in 1Q05 and 2.6397 in 1Q06.

EBITDA decreased by 5.1% y.o.y in the first quarter of 2006 to Euro 587 million, equivalent to an EBITDA margin of 37.5% . The Euro 32 million reduction in EBITDA is explained by the negative impact of lower interconnection rates (Euro 11 million) and the one-off reversal of a provision relating to a receivable from Angola Telecom (Euro 23 million) booked in the first quarter of 2005. Excluding both of these impacts, EBITDA would have increased by 0.4% y.o.y in the first quarter of 2006.

In the first quarter of 2006, the EBITDA of the wireline business decreased by 8.9% y.o.y to Euro 247 million. Adjusting for the one-off impact of the receivable from Angola Telecom booked in the first quarter of 2005, wireline’s EBITDA would have remained stable in the first quarter of 2006 against the same period of last year.

PTM’s contribution to consolidated EBITDA improved by 1.3pp y.o.y to 8.6% in the first quarter of 2006, underpinned by top line growth, resulting from the increase in ARPU, and margin improvement in the period.

The contribution to consolidated EBITDA from the mobile businesses remained stable at 50.3% in the first quarter of 2006, with the decrease in TMN’s EBITDA being offset by the increase in the contribution from Vivo to consolidated EBITDA. The impact of lower interconnection rates on TMN’s EBITDA amounted to Euro 11 million in the first quarter of 2006. Adjusting for the negative impact of lower fixed-to-mobile rates, TMN’s EBITDA would have decreased by 1.2% y.o.y in the first quarter of 2006, as a result of the increase in the costs related to 3G, including content

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costs. The reduction in Vivo’s EBITDA in the first quarter of 2006, on a constant currency basis, was driven mainly by the increase in provisions, call centre costs and outsourcing costs.

Consolidated Operating Costs

Table 7 _ Consolidated Operating Costs (1)						Euro million
	1Q06	1Q05	y.o.y	% Rev.	4Q05	q.o.q	% Rev.

Wages and salaries	180.6	162.8	10.9%	11.5	169.4	6.6%	9.9
Post retirement benefits	16.2	22.4	(27.7%)	1.0	(88.6)	n.m.	n.m.
Direct costs	202.2	210.4	(3.9%)	12.9	233.3	(13.3%)	13.6
Telecommunication costs	117.9	132.5	(11.0%)	7.5	150.3	(21.6%)	8.8
Programming costs	36.6	34.4	6.3%	2.3	35.9	1.8%	2.1
Directories	19.1	20.7	(7.7%)	1.2	19.9	(4.1%)	1.2
Other	28.6	22.8	25.7%	1.8	27.1	5.5%	1.6
Costs of products sold	135.0	110.1	22.6%	8.6	185.1	(27.0%)	10.8
Marketing and publicity	36.4	32.7	11.0%	2.3	62.0	(41.4%)	3.6
Support services	57.4	44.3	29.7%	3.7	71.6	(19.8%)	4.2
Supplies and external expenses	192.8	161.2	19.6%	12.3	212.9	(9.4%)	12.4
Provisions	61.2	6.2	n.m.	3.9	76.4	(20.0%)	4.5
Taxes other than income taxes	47.6	37.2	27.9%	3.0	46.2	3.0%	2.7
Other operating costs	48.8	45.7	6.9%	3.1	36.7	33.1%	2.1

Operating costs, excluding D&A	978.2	833.1	17.4%	62.5	1,005.1	(2.7%)	58.6

Depreciation and amortisation	297.5	233.4	27.5%	19.0	300.6	(1.1%)	17.5

Total operating costs	1,275.7	1,066.5	19.6%	81.5	1,305.8	(2.3%)	76.1

(1) Considering a Euro/Real average exchange rate of 3.4979 in 1Q05 and 2.6397 in 1Q06.

Consolidated operating costs amounted to Euro 1,276 million in the first quarter of 2006, an increase of 19.6% y.o.y, mainly as a result of the appreciation of the Real against the Euro and higher commercial activity across all businesses. On a constant currency basis, operating costs would have increased by 7.4% y.o.y in the first quarter of 2006.

Wages and salaries increased by 10.9% y.o.y in the first quarter of 2006 to Euro 181 million and represented 11.5% of consolidated operating revenues. On a constant currency basis, wages and salaries would have increased by 3.1% y.o.y, with the 3.9% y.o.y decline in wireline being offset by Mobitel, the call centre business in Brazil, which posted a 35.1% y.o.y increase in wages and salaries in local currency, due to the incorporation of 2,625 additional employees over the past year.

Post retirement benefits costs decreased by 27.7% y.o.y in the first quarter of 2006 to Euro 16 million in the first(PRBs) quarter of 2006. This decline of Euro 6 million is primarily related to the higher level of pension fund assets resulting from the capital appreciation of the fund and the contributions made during 2005 and 2006.

Direct costs decreased by 3.9% y.o.y to Euro 202 million in the first quarter of 2006. This cost item represented 12.9% of consolidated operating revenues. Telecommunications costs, which are the main component of direct costs, decreased by 11.0% to Euro 118 million in the first quarter of 2006, primarily due to lower wireline traffic volumes and lower fixed-to-mobile and mobile-to-mobile interconnection rates in Portugal. Telecommunications costs accounted for 7.5% of consolidated operating revenues. Programming costs increased by 6.3% y.o.y to

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Euro 37 million, primarily as a result of the launch of PTM’s digital offer in the second quarter of 2005 and the introduction of a new premium content movie channel.

Costs of products sold increased by 22.6% y.o.y in the first quarter of 2006 to Euro 135 million, primarily due to the appreciation of the Real against the Euro (Euro 22 million) and to higher commercial activity at Vivo. On a constant currency basis, costs of products sold would have increased by 2.5% y.o.y in the period.

Marketing and publicity costs increased by 11.0% y.o.y in the first quarter of 2006 to Euro 36 million, as a result of the appreciation of the Real against the Euro (Euro 4 million). On a constant currency basis, marketing and publicity costs would have decreased by 2.2% y.o.y in the period, with the increase in wireline (Euro 2 million) being more than offset by the decrease in TMN (Euro 3 million).

Support services costs rose by 29.7% y.o.y in the first quarter of 2006 to Euro 57 million due to an increase across all businesses, as a result of the outsourcing of certain additional functions and higher call centre costs related to increased commercial activity. On a constant currency basis, support services costs would have increased by 12.8% y.o.y in the period. This cost item represented 3.7% of consolidated operating revenues.

Supplies and external expenses increased by 19.6% y.o.y in the first quarter of 2006 to Euro 193 million, primarily as a result of the appreciation of the Real against the Euro (Euro 19 million). On a constant currency basis, supplies and external expenses would have increased by 7.9% y.o.y in the period, primarily as a result of the increase in commissions at Vivo and TMN. Supplies and external expenses accounted for 12.3% of consolidated operating revenues.

Provisions increased from Euro 6 million in the first quarter of 2005 to Euro 61 million in the first quarter of 2006. The increase in this cost item is primarily related with the increases of Euro 27 million and Euro 29 million in the wireline business and Vivo respectively. The increase in wireline is primarily related to the reversal of a provision in the first quarter of 2005 for a receivable from Angola Telecom (Euro 23 million) that had been fully provided for in previous years. The increase in Vivo is mainly explained by the impact of the appreciation of the Real against the Euro (Euro 11 million) and a higher level of bad debt provisioning. In the first quarter of 2006, provisions accounted for 3.9% of consolidated operating revenues.

Taxes other than income taxes, which mainly includes indirect taxes and spectrum fees (TMN and Vivo), increased from Euro 37 million in the first quarter of 2005 to Euro 48 million in the first quarter of 2006, of which Euro 9 million relates to the Real appreciation during the period. On a constant currency basis, taxes other than income taxes would have increased by 4.6% y.o.y in the period, due to the impact on spectrum fees of the growth in the mobile customer base in Portugal and particularly in Brazil.

Depreciation and amortisation costs rose by 27.5% y.o.y in the first quarter of 2006 to Euro 297 million, mainly due to the increase of Euro 56 million in the contribution of Vivo to consolidated D&A. The increase in Vivo’s D&A costs is primarily related to: (1) the impact of the Real appreciation against the Euro (Euro 32 million), and (2) the higher level of capex in 2005 related to network expansion and coverage. This cost item accounted for 19.0% of consolidated operating revenues.

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Net Income

Net income increased by 15.6% y.o.y in the first quarter of 2006 to Euro 211 million, primarily as a result of the reduction in the income taxes cost item.

Workforce reduction programme costs amounted to Euro 1 million in the first quarter of 2006, as compared to Euro 15 million in the same period of last year. The cost recorded in 2005 was related with the reduction of 80 employees in the wireline business.

Net interest expenses decreased by 5.5% y.o.y to Euro 50 million in the first quarter of 2006, as compared to Euro 53 million in the first quarter of 2005. This decrease is primarily explained by: (1) the reduction in the average cost of debt to 5.5% in the first quarter of 2006, as compared to 6.0% in the same period of 2005, and (2) the decrease in average net debt in the period. These effects were partially offset by the impact of the Real appreciation against the Euro (Euro 4 million). On a constant currency basis, net interest expenses would have decreased by 13.8% y.o.y. Excluding Brazil, the average cost of debt was 3.5% in the first quarter of 2006, as compared to 4.5% in the same period of 2005, benefiting from the increase in the fair value of the equity option associated with the December 2006 convertible bond, amounting to Euro 5 million. Adjusting for this effect, the cost of debt excluding Brazil was 4.2% .

Net foreign currency gains amounted to Euro 9 million in the first quarter of 2006, as compared to Euro 10 million in the first quarter of 2005. In the first quarter of 2006, this cost item included mainly foreign currency gains related to Vivo’s US Dollar debt not swapped to Reais and to accounts payable to fixed asset suppliers (denominated in US Dollars).

Net gains on financial assets amounted to Euro 10 million in the first quarter of 2006, as compared to net losses of Euro 8 million in the first quarter of 2005. This cost item included mainly gains and losses on certain derivative contracts, namely: (1) equity swap contracts on PTM shares (net gains of Euro 12 million in the first quarter of 2006, as compared to net gains of Euro 8 million in the first quarter of 2005); (2) Vivo’s free-standing cross currency derivatives (net losses of Euro 3 million in the first quarter of 2006, as compared to net losses of Euro 15 million in the first quarter of 2005), and (3) PT’s free-standing interest rate derivatives (net gains of Euro 3 million in the first quarter of 2006, as compared to net gains of Euro 1 million in the same period of last year).

Equity accounting in earnings of affiliated companies in the first quarter of 2006 amounted to Euro 23 million, as compared to Euro 7 million in the first quarter of 2005. This cost item included mainly PT’s share in the earnings of Unitel in Angola (Euro 19 million), CTM in Macau (Euro 4 million) and Médi Télécom in Morocco (Euro 2 million), totalling Euro 25 million. The improvement in this item of Euro 16 million is primarily explained by the increase in the earnings of Unitel (from Euro 7 million to Euro 19 million).

Other financial expenses amounted to Euro 13 million in the first quarter of 2006, as compared to Euro 14 million in the first quarter of 2005 and included mainly banking services, commissions, financial discounts and other financing costs.

Provision for income taxes decreased to Euro 42 million in the first quarter of 2006 from Euro 106 million in the first quarter of 2005, primarily as a result of the recognition of a tax benefit amounting to Euro 53 million. Adjusting for this one-off effect in 2006, the provision for income taxes would have decreased by 10.4%, due to the decrease in taxable income in the period.

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Discontinued operations include the results of companies that have been disposed during the reportable periods, and the after-tax gains obtained with the sale of these investments. Having announced the disposal of Lusomundo Serviços (PTM’s media business) and PrimeSys, these businesses were reported as discontinued operations in the first quarter of 2005, in accordance with IFRS rules. As a result, the earnings of these companies were included in this item during 2005 until the effective date of the disposals, which were concluded on 25 August in the case of Lusomundo Serviços and on 25 November in the case of PrimeSys.

Income applicable to minority interests decreased to Euro 12 million in the first quarter of 2006, from Euro 20 million in the same period of last year, primarily as a result of the decrease in income applicable to minority interests of Vivo subsidiaries, from Euro 10 million to Euro 1 million.

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04 Capex

Table 8 _ Capex by Business Segment (1)						Euro million
	1Q06	1Q05	y.o.y	% Rev.	4Q05	q.o.q	% Rev.

Wireline	44.2	42.2	4.8%	8.3	80.4	(45.0%)	14.9
Domestic mobile • TMN	22.5	18.8	19.4%	6.3	66.2	(66.0%)	16.6
Brazilian mobile • Vivo (1)	53.3	76.5	(30.4%)	10.2	149.3	(64.3%)	24.1
Multimedia • PT Multimedia	33.7	15.9	111.5%	21.0	44.5	(24.3%)	28.2
Other	8.8	13.3	(34.1%)	n.m.	20.7	(57.7%)	n.m.

Total capex	162.5	166.8	(2.6%)	10.4	361.1	(55.0%)	21.1

(1) Considering a Euro/Real average exchange rate of 3.4979 in 1Q05 and 2.6397 in 1Q06.

Total capex decreased by 2.6% y.o.y in the first quarter of 2006 to Euro 162 million, primarily as a result of a decrease in Vivo’s contribution to consolidated capex, despite the impact of Euro 13 million related to the appreciation of the Real against the Euro. On a constant currency basis, capex would have decreased by 10.7% y.o.y. Total capex was equivalent to 10.4% of consolidated operating revenues.

Wireline capex increased by 4.8% y.o.y in the first quarter of 2006 to Euro 44 million, equivalent to a capex to operating revenues ratio of 8.3% . Wireline capex was directed towards the continued investment in broadband, the increase in investment related to the cable business and client-related capex for the corporate customers.

TMN’s capex increased by 19.4% y.o.y in the first quarter of 2006 to Euro 22 million, equivalent to 6.3% of operating revenues, primarily as a result of the acceleration of 3G capex, which in the first quarter of 2006 represented approximately 70% of TMN’s network capex.

PT’s share of Vivo’s capex decreased by 30.4% y.o.y in the first quarter of 2006 to Euro 53 million, corresponding to 10.2% of operating revenues. Vivo’s capex, in local currency, decreased by 47.4% y.o.y, primarily due to the decrease in network-related capex. Vivo’s capex in the first quarter of 2006 was primarily related to: (1) coverage expansion and rollout of 1xRTT and EV-DO technologies, and (2) improvement in the consolidation and rationalisation of billing, CRM and ERP information systems.

PTM’s capex increased from Euro 16 million in the first quarter of 2005 to Euro 34 million in the first quarter of 2006, primarily as a result of: (1) the increase in homes passed and the restructuring of the access network architecture in order to provide greater bandwidth; (2) the increase in terminal equipment relative to the digitalisation programme, and (3) the acquisition of new movie catalogues in the audiovisuals business.

Other capex totalled Euro 9 million in the first quarter of 2006, as compared to Euro 13 million in the same period of last year. This item includes capex related to fully consolidated businesses not included in the main segments as well as capex of the instrumental companies.

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05 Cash Flow

Table 9 _ EBITDA minus Capex by Business Segment (1)						Euro million
	1Q06	1Q05	y.o.y	% Rev.	4Q05	q.o.q	% Rev.

Wireline	202.7	228.7	(11.4%)	38.2	279.5	(27.5%)	51.8
Domestic mobile • TMN	133.2	150.0	(11.2%)	37.4	100.4	32.7%	25.3
Brazilian mobile • Vivo (1)	86.5	65.7	31.6%	16.5	(25.1)	n.m.	(4.1)
Multimedia • PT Multimedia	16.6	28.8	(42.5%)	10.3	7.0	138.2%	4.4
Other	(14.0)	(21.1)	(33.7%)	n.m.	(12.6)	10.8%	n.m.

Total EBITDA minus Capex	424.9	452.2	(6.0%)	27.1	349.1	21.7%	20.4

(1) Considering a Euro/Real average exchange rate of 3.4979 in 1Q05 and 2.6397 in 1Q06.

EBITDA minus Capex decreased by 6.0% y.o.y to Euro 425 million in the first quarter of 2006. On a combined basis, the domestic businesses accounted for approximately 83% of total EBITDA minus Capex.

Table 10 _ Free Cash Flow				Euro million
	1Q06	1Q05	y.o.y	4Q05	q.o.q

EBITDA minus Capex	424.9	452.2	(6.0%)	349.1	21.7%
Non-cash items included in EBITDA:
Post retirement benefit costs	16.2	22.4	(27.7%)	(88.6)	n.m.
Non-current provisions, tax prov. & other non-cash items	2.7	(13.1)	n.m.	(25.4)	n.m.
Change in working capital	(161.1)	(213.7)	(24.6%)	123.5	n.m.

Operating free cash flow	282.6	247.8	14.0%	358.7	(21.2%)

Acquisition of financial investments	0.0	(1.6)	n.m.	(10.4)	n.m.
Disposals(1)	0.0	0.0	n.m.	202.1	n.m.
Interest paid	(115.4)	(66.5)	73.4%	(41.7)	176.6%
Payments related to PRBs (2)	(91.8)	(139.9)	(34.3%)	(158.7)	(42.1%)
Income taxes paid by certain subsidiaries	(17.0)	(10.7)	59.5%	(38.6)	(55.8%)
Other cash movements	14.9	(7.3)	n.m.	15.3	(2.6%)

Free cash flow	73.3	21.8	236.3%	326.8	(77.6%)

(1) In the fourth quarter of 2005, this item included Euro 102 million from the disposal of PrimeSys and Euro 85 million from the sale of part (16%) of PT’s investment in UOL through the IPO of this associated company. (2) In the first quarter of 2006, this item included: (i) Euro 45 million of contributions to the pension funds; (ii) Euro 38 million related to payments of salaries to pre-retired and suspended employees, and (iii) Euro 9 million related to payments to PT-ACS in connection with healthcare services provided to retired, pre-retired and suspended employees.

In the first quarter of 2006, operating free cash flow rose by 14.0% y.o.y to Euro 283 million, primarily as a result of the lower investment in working capital. The investment in working capital in the first quarter of 2006 was mainly related to: (1) a decrease of Euro 93 million in accounts payable to fixed assets suppliers, mainly in Vivo and TMN, in connection with the payment of the higher level of capex in the fourth quarter of 2005, and (2) a decrease of Euro 58 million in accounts payable to trade suppliers, mainly in the wireline business and TMN, due to the higher level of commercial expenditures in the fourth quarter of 2005.

Free cash flow increased from Euro 22 million in the first quarter of 2005 to Euro 73 million in the first quarter of 2006, primarily due to the increase in operating free cash flow and the reduction in payments related to post retirement benefits, in connection with the higher level of curtailments in the first quarter of 2005. These positive effects in free cash flow were partially offset by the increase in interest paid, which in the first quarter of 2006 included both the interest paid on the Eurobonds issued in 2005 and the interest on the Eurobond repaid in February 2006.

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06 Consolidated Balance Sheet

Table 11 _ Consolidated Balance Sheet (1)		Euro million
	31 March 2006	31 December 2005

Current assets	4,800.9	6,168.0
Cash and equivalents	2,529.3	3,911.8
Accounts receivable, net	1,616.0	1,647.7
Inventories, net	189.5	170.3
Taxes receivable	185.2	203.8
Prepaid expenses and other current assets	280.9	234.3
Non-current assets	10,801.0	10,475.1
Accounts receivable, net	20.5	20.5
Prepaid expenses	3.2	3.4
Taxes receivable	124.3	117.2
Financial investments	533.3	521.7
Intangible assets, net	3,951.1	3,601.6
Tangible assets, net	4,052.6	4,062.0
Deferred taxes	1,377.0	1,387.8
Other non-current assets	738.9	760.8

Total assets	15,601.9	16,643.1

Current liabilities	3,956.6	4,947.5
Short-term debt	1,628.2	2,415.6
Accounts payable	987.1	1,129.9
Accrued expenses	654.9	707.9
Deferred income	211.5	208.2
Taxes payable	229.1	237.2
Current provisions and other liabilities	246.0	248.7
Non-current liabilities	8,439.0	9,113.5
Medium and long-term debt	4,579.6	5,168.6
Accounts payable	4.8	6.1
Taxes payable	33.2	30.9
Deferred income	1.9	0.4
Accrued post retirement liability	2,560.8	2,635.9
Deferred taxes	346.0	334.9
Non-current provisions and other liabilities	912.7	936.6

Total liabilities	12,395.6	14,061.0

Equity before minority interests	2,086.9	1,828.4
Minority interests	1,119.4	753.7

Total shareholders' equity	3,206.3	2,582.1

Total liabilities and shareholders' equity	15,601.9	16,643.1

(1) Considering a Euro/Real exchange rate of 2.7440 at year-end 2005 and 2.6399 at the end of March 2006.

The decrease in assets and liabilities in the first quarter of 2006 is primarily related to the repayment of the February 2006 Eurobond, amounting to Euro 900 million.

The net exposure (assets minus liabilities) to Brazil amounted to R$ 7,607 million as at 31 March 2006 (Euro 2,881 million at the Euro/Real exchange rate prevailing as at 31 March 2006). The assets denominated in Brazilian Reais in the balance sheet as at 31 March 2006 amounted to Euro 5,442 million, equivalent to approximately 35% of total assets. Approximately 95% of PT’s net exposure (assets minus liabilities) to Brazil is accounted for by the 50% stake in Vivo.

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The gearing ratio [net debt / (net debt + shareholders’ equity)] decreased to 53.4% as at 31 March 2006, which compares with 58.7% as at 31 December 2005, while the shareholders’ equity plus long-term debt to total assets ratio increased to 49.9% from 46.6% . As at 31 March 2006, the net debt to EBITDA ratio was 1.6 times and EBITDA cover was 11.7 times.

Consolidated Net Debt

Table 12 _ Change in Net Debt		Euro million
	1Q06	4Q05

Net debt (initial balance)	3,672.5	3,924.5
Less: free cash flow	73.3	326.8
Translation effect on foreign currency debt	17.2	(0.9)
Acquisitions of treasury shares / equity swaps (1)	62.1	75.6
Net debt (final balance)	3,678.4	3,672.5

Change in net debt	6.0	(252.1)
Change in net debt (%)	0.2%	(6.4%)

(1) This item corresponds to the notional amount of equity swaps contracted over 7.4 million PT shares for the share buyback approved at the April 2005 AGM.

Consolidated net debt as at 31 March 2006 remained stable at Euro 3,678 million. The free cash flow of Euro 73 million generated in the period was offset by: (1) the equity swaps contracted in the first quarter of 2006 over 7.4 million PT shares with a notional amount of Euro 62 million, and (2) the currency translation effects on foreign currency debt totalling Euro 17 million, mainly related to Real denominated debt.

Table 13 _ Consolidated Net Debt				Euro million
	31 March 2006	31 December 2005	Change	Change (%)

Short-term	1,628.2	2,415.6	(787.5)	(32.6%)
Bank loans	500.8	407.8	93.1	22.8%
Bonds	0.0	899.5	(899.5)	(100.0%)
Exchangeable bonds	385.6	390.3	(4.7)	(1.2%)
Other loans	553.3	589.7	(36.4)	(6.2%)
Liability with equity swaps on own shares (1)	164.1	102.0	62.1	60.8%
Financial leases	24.3	26.2	(1.9)	(7.3%)
Medium and long-term	4,579.6	5,168.6	(589.1)	(11.4%)
Bank loans	1,204.8	1,773.9	(569.1)	(32.1%)
Bonds	3,149.4	3,138.0	11.3	0.4%
Other loans	2.5	31.2	(28.7)	(92.0%)
Financial leases	222.9	225.5	(2.5)	(1.1%)

Total debt	6,207.7	7,584.2	(1,376.5)	(18.1%)
Cash and equivalents	2,529.3	3,911.8	(1,382.5)	(35.3%)

Net debt	3,678.4	3,672.5	6.0	0.2%

(1) This item corresponds to the notional amount of equity swaps contracted over 20.6 million PT shares for the share buyback approved at the April 2005 AGM.

As at 31 March 2006, 73.8% of total debt was medium and long-term, while 66.1% of total debt was at fixed rates. As at 31 March 2006, 82.3% of total debt was denominated in Euros, 2.1% in US Dollars and 15.4% in Brazilian Reais. As at 31 March 2006, the only loans with rating triggers (if PT is downgraded to BBB+/Baa1) were four EIB loans totalling Euro 378 million, including two loans of Euro 250 million drawn down in February 2005. PT’s rating was lowered to BBB+ by S&P and to Baa1 by Moody’s on 8 March 2006. Since the rating revision, PT has renegotiated the terms and conditions of the EIB loans, with current rating now being accepted by the Bank. In addition, PT has fully

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underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 552 million had been drawn down as at 31 March 2006.

PT also has stand-by facilities amounting to Euro 900 million, of which Euro 75 million had been drawn down as at 31 March 2006. The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 659 million as at 31 March 2006. Approximately 90% of Vivo’s net debt is either Real denominated or has been swapped into Reais.

Table 14 _ Net Debt Maturity Profile		Euro million
Maturity	Net debt	Notes

2006	(1,035.9)	Net cash position, including a Euro 390 million Exchangeable Bond issued in December 2001
2007	563.8
2008	302.0
2009	1,024.7	Includes a Euro 880 million Eurobond issued in April 1999
2010	225.5
2011	121.3
2012	1,194.4	Includes a Euro 1,000 million Eurobond issued in March 2005
2013	61.3
2014	35.4
2015 and following	1,185.9	Includes a Euro 500 million Eurobond issued in March 2005 (matures in 2017)
		and a Euro 500 million Eurobond issued in June 2005 (matures in 2025)

Total	3,678.4

On 21 February 2006, PT repaid the Euro 900 million Eurobond issued in February 2001. PT’s average cost of debt and maturity in the first quarter of 2006 was 5.5% and 8.5 years respectively, including loans obtained in Brazil and denominated in Reais. Excluding Brazilian debt, PT’s average cost of debt and maturity was 3.5% and 9.5 years respectively. The average cost of debt benefited from the positive change in the fair value of the equity option associated with the December 2006 convertible bond, amounting to Euro 5 million. Adjusting for this effect, the cost of debt excluding Brazil was 4.2% .

Table 15 _ Debt Ratings
	Current	Outlook	Last change

Standard & Poor's	BBB+	Negative	08 March 2006
Moody's	Baa1	Negative	08 March 2006

Post Retirement Benefits

As at 31 December 2005, the projected benefit obligations (PBO) of PT’s post retirement benefits including pensions, healthcare obligations and salaries to pre-retired and suspended employees amounted to Euro 5,152 million. The PBO was computed based on a discount rate of 4.5% for pensions and healthcare obligations, and 3.5% for the obligations related to the payment of salaries to pre-retired and suspended employees. PT’s post retirement benefits plans are closed to new participants, covering approximately 33,200 employees (27% still in service) in the case of pensions and approximately 28,700 employees (30% still in service) in the case of healthcare obligations.

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Table 16 _ Change in Gross Unfunded Obligations	Euro million
1Q06

Gross unfunded obligations (initial balance)	2,635.9
PRBs	16.2
Curtailment cost	0.5
Contributions and payments	(91.8)
Gross unfunded obligations (final balance)	2,560.8

Change in gross unfunded obligations	(75.1)
Change in gross unfunded obligations (%)	(2.8%)

Post retirement benefits costs (PRBs) decreased by Euro 6 million in the first quarter of 2006 to Euro 16 million, as a result of the higher level of pension fund assets resulting from the capital appreciation of the fund and the contributions made during 2005 and 2006. During the first quarter of 2006, the payments and contributions made related to post retirement benefits totalled Euro 92 million.

Table 17 _ Payments and Contributions	Euro million
1Q06

Regular contributions	31.0
Contributions related to curtailments (1)	14.6
Salary payments (pre-retired and suspended employees)	37.7
Regular healthcare payments	8.5

Payments related to PRBs	91.8

(1) This item includes Euro 14 million related with 2005 curtailments.

Shareholders’ Equity (excluding Minority Interests)

As at 31 March 2006, shareholders' equity excluding minority interests amounted to Euro 2,087 million, an increase of Euro 259 million during the first quarter of 2006.

Table 18 _ Change in Shareholders’ Equity (excluding Minority Interests)	Euro million
1Q06

Equity before minority interests (initial balance)	1,828.4
Net income	210.9
Currency translation adjustments (1)	96.5
Acquisition of treasury shares (2)	(62.1)
Changes in FV of financial instruments used for hedging and investments available for sale	13.2
Shareholders' equity before minority interests (final balance)	2,086.9

Change in equity before minority interests	258.5
Change in equity before minority interests (%)	14.1%

(1) This item is primarily related to the changes in the Euro/Real exchange rate. (2) Related to equity swaps contracted over 7.4 million PT shares for the share buyback approved at the April 2005 AGM.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. Distributable reserves increased from Euro 720 million at year-end 2005 to Euro 866 million as at 31 March 2006, corresponding to 95% of net income generated in the period under PGAAP amounting to Euro 146 million.

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Distributable reserves may be negatively impacted by a depreciation of the Euro/Real exchange rate. Taking into account the level of PT’s exposure to Brazil as at 31 March 2006, such depreciation would only have a negative impact on distributable reserves if the Real were to depreciate against the Euro beyond Euro/Real 4.0.

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07 Employees

Table 19 _ Number of Employees and Productivity Ratios
	1Q06	1Q05	Δ y.o.y	y.o.y	4Q05	q.o.q

Wireline	7,795	8,523	(728)	(8.5%)	7,682	1.5%
Domestic mobile • TMN	1,174	1,141	33	2.9%	1,184	(0.8%)
Brazilian mobile • Vivo (1)	3,035	3,106	(71)	(2.3%)	3,042	(0.2%)
Multimedia • PT Multimedia	1,341	1,267	74	5.8%	1,388	(3.4%)
Other (2)	18,655	16,274	2,381	14.6%	19,094	(2.3%)

Total group employees	32,000	30,311	1,689	5.6%	32,389	(1.2%)
Domestic market	13,310	13,951	(641)	(4.6%)	13,100	1.6%
International market (2)	18,690	16,360	2,330	14.2%	19,289	(3.1%)

Fixed lines per employee	570	519	51	9.8%	583	(2.1%)
Mobile cards per employee
TMN	4,530	4,458	72	1.6%	4,487	1.0%
Vivo	4,965	4,340	625	14.4%	4,899	1.4%

(1) The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo. (2) The increase in this item results primarily from the insourcing of additional 2,298 call centre employees at Mobitel, PT's call centre business in Brazil. As at 31 March 2006, Mobitel had a total of 14,637 employees, an increase of 18.6% y.o.y.

At the end of March 2006, the number of staff employed by PT totalled 32,000 employees, of which 41.6% were present in Portugal. In the wireline business, the ratio of fixed lines per employee improved by 9.8% y.o.y to 570 lines reflecting the ongoing workforce rationalisation programme, while in TMN the ratio of mobile cards per employee rose by 1.6% to 4,530 cards. At the end of March 2006, the total number of staff employed by Vivo decreased by 2.3% y.o.y to 6,070 employees, with the ratio of mobile cards per employee increasing by 14.4% y.o.y to 4,965 cards.

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08 Wireline

Table 20 _ Wireline Income Statement (1)				Euro million
	1Q06	1Q05	y.o.y	4Q05	q.o.q

Operating revenues	530.9	553.0	(4.0%)	540.0	(1.7%)
Services rendered	516.1	540.3	(4.5%)	521.3	(1.0%)
Sales	7.5	7.6	(0.6%)	10.2	(26.1%)
Other operating revenues	7.3	5.1	42.7%	8.5	(13.5%)

Operating costs, excluding D&A	284.0	282.1	0.7%	180.0	57.8%
Wages and salaries	69.5	72.3	(3.9%)	70.2	(1.0%)
Post retirement benefits	16.1	22.3	(27.9%)	(88.7)	n.m.
Direct costs	83.5	101.6	(17.8%)	88.5	(5.6%)
Costs of telecommunications	65.0	80.5	(19.2%)	67.8	(4.2%)
Directories	19.1	20.7	(7.9%)	19.9	(4.1%)
Other	(0.5)	0.4	n.m.	0.7	n.m.
Costs of products sold	8.2	8.9	(7.9%)	12.8	(35.5%)
Marketing and publicity	10.0	7.7	30.0%	8.4	18.8%
Support services	35.5	34.2	3.8%	39.3	(9.6%)
Supplies and external expenses	31.4	28.7	9.4%	40.1	(21.8%)
Provisions	8.9	(17.7)	n.m.	(4.6)	n.m.
Other operating costs	20.7	24.0	(13.4%)	14.0	48.1%

EBITDA	246.9	271.0	(8.9%)	360.0	(31.4%)
Depreciation and amortisation	83.5	86.3	(3.3%)	97.9	(14.8%)
Income from operations	163.4	184.6	(11.5%)	262.0	(37.6%)

EBITDA margin	46.5%	49.0%	(2.5pp)	66.7%	(20.2pp)
Capex	44.2	42.2	4.8%	80.4	(45.0%)
Capex as % of revenues	8.3%	7.6%	0.7pp	14.9%	(6.6pp)
EBITDA minus Capex	202.7	228.7	(11.4%)	279.5	(27.5%)

(1) Includes intragroup transactions.

Operating revenues decreased by 4.0% y.o.y to Euro 531 million (Euro 22 million) in the first quarter of 2006, primarily as a result of lower traffic revenues. Excluding the impact of lower fixed-to-mobile interconnection rates of Euro 9 million, operating revenues would have decreased by 2.3% y.o.y in the first quarter of 2006. Net wireline revenues, calculated as operating revenues less direct costs, decreased by 0.8% y.o.y in the first quarter of 2006 to Euro 439 million.

Retail revenues fell by 8.0% y.o.y in the first quarter of 2006 to Euro 310 million, with the increase in ADSL not being sufficient to offset the decrease in fixed charges and traffic revenues, including fixed-to-mobile revenues (Euro 17 million), which registered a significant reduction over the previous quarters. Fixed charges decreased by 3.2% y.o.y in the first quarter of 2006, primarily as a result of the decrease in access revenues due to line loss, which more than offset the 17.8% increase in revenues from pricing plans. In the first quarter of 2006, pricing plans represented already 10.4% of fixed charges. The 23.5% y.o.y decrease in traffic revenues was the result of volume declines and lower ARPM, particularly of fixed-to-mobile minutes. The decrease in fixed-to-mobile tariffs had a negative impact on traffic revenues of Euro 9 million in the first quarter of 2006. The growing percentage of flat rate pricing plans has also had a dilutive impact on traffic revenues as these are exchanged for fixed charges. Fixed charges accounted for 54.0% of retail revenues in the first quarter of 2006, up from 51.3% in the same period of last year. In terms of ADSL, revenues increased by 28.0% y.o.y in the first quarter of 2006 to Euro 42 million, underpinned by strong customer growth.

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Table 21 _ Wireline Operating Revenues (1)				Euro million
	1Q06	1Q05	y.o.y	4Q05	q.o.q

Retail	309.8	336.8	(8.0%)	315.7	(1.9%)
Fixed charges	167.3	172.9	(3.2%)	168.3	(0.6%)
Traffic	97.5	127.5	(23.5%)	102.7	(5.0%)
ADSL retail	42.0	32.8	28.0%	41.2	1.9%
ISP and other	3.1	3.6	(15.1%)	3.5	(13.4%)
Wholesale	113.6	112.5	1.0%	111.8	1.7%
Traffic	47.8	52.6	(9.2%)	54.1	(11.7%)
Leased lines	44.1	42.2	4.6%	36.9	19.7%
Other	21.7	17.8	22.4%	20.8	4.3%
Data & corporate	61.9	57.8	7.0%	58.6	5.6%
VPN and circuits	44.8	43.9	2.1%	36.5	23.0%
Network management, outsourcing & IT	11.0	8.8	25.6%	16.7	(34.1%)
Other	6.0	5.1	17.5%	5.4	11.0%
Other wireline revenues	45.6	45.9	(0.8%)	53.9	(15.4%)
Other services and operating revenues	8.8	6.1	45.1%	11.4	(23.1%)
Sales of telecom equipment	7.5	7.6	(0.6%)	10.2	(26.1%)
Telephone directories	28.2	30.8	(8.4%)	29.3	(4.0%)
Portals	1.1	1.6	(28.2%)	3.0	(62.0%)

Total operating revenues	530.9	553.0	(4.0%)	540.0	(1.7%)

(1) Includes intragroup transactions.

Data & corporate revenues increased by 7.0% y.o.y in the first quarter of 2006 to Euro 62 million. IP VPN solutions, online backup security services and long-term outsourcing contracts continued to register solid growth. The new range of pricing plans introduced for the SME segment in 2005 has also helped underpin usage.

Wholesale revenues increased by 1.0% y.o.y in the first quarter of 2006 to Euro 114 million, mainly as a result of the increase in leased lines and in other wholesale revenues, offsetting the decrease in traffic revenues, as a result of the drop in the price of international mobile interconnection and the decrease in transit traffic. The number of ULL lines reached 109 thousand at the end of March 2006, an increase of 37 thousand in the first quarter of 2006.

EBITDA decreased by 8.9% y.o.y in the first quarter of 2006 to Euro 247 million, equivalent to a margin of 46.5% . In the first quarter of 2005, EBITDA was positively impacted in the amount of Euro 23 million by the reversal of a bad debt provision for international traffic in Angola, which had been fully provided for in previous years. Excluding this impact, EBITDA would have remained flat in the first quarter of 2006 against the same period of last year, as a result of the ongoing cost rationalisation efforts and the reduction in PRBs.

Capex amounted to Euro 44 million in the first quarter of 2006, an increase of 4.8% y.o.y and equivalent to 8.3% of operating revenues. Capex was mainly directed towards: (1) the continued investment in broadband both in terms of coverage and customer bandwidth; (2) the increase in investment related to the cable business, and (3) client-related capex as a result of the strong growth in corporate outsourcing contracts. EBITDA minus Capex in the first quarter of 2006 amounted to Euro 203 million.

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Table 22 _ Wireline Operating Data
	1Q06	1Q05	y.o.y	4Q05	q.o.q

Main lines ('000)	4,447	4,426	0.5%	4,478	(0.7%)
PSTN/ISDN	3,670	3,914	(6.2%)	3,769	(2.6%)
Carrier pre-selection	597	508	17.6%	575	3.8%
ADSL retail	613	451	35.9%	585	4.8%
ADSL wholesale	55	45	21.7%	51	7.3%
Unbundled local loops	109	16	n.m.	72	51.1%
Net additions ('000)	(31)	49	n.m.	7	n.m.
PSTN/ISDN	(99)	(34)	191.9%	(63)	57.1%
Carrier pre-selection	22	23	(3.8%)	17	30.6%
ADSL retail	28	71	(60.7%)	38	(26.5%)
ADSL wholesale	4	5	(27.4%)	4	(4.8%)
Unbundled local loops	37	7	n.m.	29	27.2%
Pricing plans ('000)	2,163	1,199	80.4%	1,795	20.5%
ARPU (Euro)	32.2	33.8	(4.7%)	32.5	(0.9%)
Subscription and voice	27.3	29.7	(7.9%)	27.9	(2.1%)
Data	4.9	4.1	19.2%	4.6	6.6%
Call completion rate (%)	99.8	99.8	0.0pp	99.7	0.1pp
Faults per 100 access lines (no.)	3.2	2.0	1.2pp	4.0	(0.8pp)
Total data communication accesses ('000)	36	36	(1.1%)	36	(1.6%)
Corporate web capacity sold (Mbps)	18,394	7,675	139.7%	14,664	25.4%
Number of leased lines ('000)	15	16	(9.5%)	15	(2.4%)
Capacity (equivalent to 64 kbps) ('000)	108	186	(41.9%)	186	(41.9%)
Digital (%)	93.8	96.0	(2.2pp)	96.3	(2.5pp)

PT continued to lead the market in Portugal in terms of total minutes of outgoing traffic, number of access lines and ADSL lines, notwithstanding the significant increase in competition. This performance has been achieved as a result of the successful implementation of customer loyalty initiatives based on product differentiation and innovation, competitive pricing offers, customer care and quality of service.

Total main lines decreased by 31 thousand in the first quarter of 2006. The reduction in PSTN/ISDN lines outweighed the net additions of ADSL retail and ULL that totalled 28 thousand and 37 thousand respectively in the period. Total main lines in the wireline business reached 4,447 thousand at the end of March 2006, of which 3,670 thousand were PSTN/ISDN, 613 thousand were ADSL retail, 55 thousand were ADSL wholesale and 109 thousand were ULL.

ADSL retail continued to grow steadily in the first quarter of 2006, with the total number of customers reaching 613 thousand. In the first quarter of 2006, PT launched a new prepaid offer with no obligatory recharges, aimed at accelerating the migration of customers from dial-up to broadband Internet. This service has been having a strong initial pick-up, having reached 12 thousand customers at the end of the quarter. PT’s instant messenger service, which allows for PC2PC and PC2Phone calls, had over 470 thousand users at the end of March 2006.

The growth in pricing plans remained strong, with the number of pricing plans increasing by 368 thousand in the first quarter of 2006 to 2,163 thousand. In the fourth quarter of 2005, PT introduced new flat rate pricing plans for various time slots during the day, including a monthly flat rate for on-net fixed-to-fixed calls.

Total ARPU (voice and data) decreased by 4.7% y.o.y in the first quarter of 2006 to Euro 32.2. Subscription and voice ARPU (PSTN/ISDN less dial-up Internet) decreased by 7.9% y.o.y to Euro 27.3, as a result of declining traffic revenues, and data ARPU (ADSL plus dial-up Internet)

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increased by 19.2% y.o.y, representing already 15.1% of total ARPU in the first quarter of 2006. ADSL ARPU was Euro 24.6 in the first quarter of 2006, which compares to Euro 27.3 in the same period of last year. The dilution in ADSL ARPU is explained by the increasing take-up of the prepaid product, which represented 23.2% of total ADSL customers at the end of the first quarter of 2006.

PT remains the leading operator in the corporate data and integrated solutions market in Portugal. In this business segment, Internet capacity sales increased by 139.7% y.o.y in the first quarter of 2006, as a result of the expansion of ADSL. Total data communication accesses decreased by 1.1% y.o.y in the first quarter of 2006.

Table 23 _ Wireline Traffic Breakdown				Million of minutes
	1Q06	1Q05	y.o.y	4Q05	q.o.q

Total traffic	3,491	3,809	(8.3%)	3,641	(4.1%)
Retail	1,459	1,677	(13.0%)	1,551	(5.9%)
F2F domestic	1,000	1,149	(13.0%)	1,051	(4.8%)
F2M	185	208	(10.7%)	202	(8.0%)
International	98	95	3.1%	104	(6.3%)
Other	176	225	(21.5%)	194	(9.1%)
Wholesale	2,032	2,132	(4.7%)	2,091	(2.8%)
Internet	312	563	(44.6%)	369	(15.6%)

Total originat. traffic in the fixed network	2,339	2,781	(15.9%)	2,499	(6.4%)
Originated MOU (minutes / month)	210	236	(11.1%)	217	(3.3%)
Retail MOU (minutes / month)	151	166	(9.2%)	163	(7.5%)
F2F domestic MOU (minutes / month)	90	97	(8.0%)	92	(2.6%)

Total traffic fell by 8.3% y.o.y in the first quarter of 2006, on the back of the decline of 13.0% in retail traffic and of 4.7% in wholesale traffic. The latter was mainly impacted by the 44.6% decrease in dial-up Internet traffic as a result of the continued growth of broadband customers. F2F domestic traffic fell by 13.0% y.o.y in the first quarter of 2006. Retail MOU, which excludes carrier pre-selection lines, fell by 9.2% y.o.y in the first quarter of 2006 to 151 minutes. International traffic increased by 3.1% y.o.y in the first quarter of 2006, as a result of the strong increase in the number of calling cards.

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09 Domestic Mobile • TMN

Table 24 _ Domestic Mobile Income Statement (1)				Euro million
	1Q06	1Q05	y.o.y	4Q05	q.o.q

Operating revenues	356.5	374.3	(4.8%)	397.5	(10.3%)
Services rendered	325.7	343.9	(5.3%)	347.2	(6.2%)
Billing	263.6	263.7	(0.1%)	280.4	(6.0%)
Interconnection	62.1	80.2	(22.5%)	66.8	(7.0%)
Sales	28.9	28.9	(0.0%)	47.9	(39.7%)
Other operating revenues	1.9	1.4	29.6%	2.4	(21.1%)

Operating costs, excluding D&A	200.8	205.4	(2.2%)	230.9	(13.0%)
Wages and salaries	14.3	14.4	(0.5%)	10.8	33.5%
Direct costs	71.7	79.5	(9.8%)	74.4	(3.6%)
Costs of telecommunications	63.7	73.0	(12.7%)	66.5	(4.2%)
Other	8.0	6.5	22.8%	7.9	1.5%
Costs of products sold	36.6	36.2	1.0%	53.5	(31.7%)
Marketing and publicity	5.1	8.5	(39.9%)	11.0	(53.8%)
Support services	8.1	7.0	15.5%	15.4	(47.8%)
Supplies and external expenses	44.6	40.0	11.5%	35.6	25.2%
Provisions	3.0	4.8	(38.5%)	10.3	(71.3%)
Other operating costs	17.6	15.2	16.1%	20.0	(11.9%)

EBITDA	155.6	168.8	(7.8%)	166.5	(6.5%)
Depreciation and amortisation	55.8	50.8	10.0%	51.9	7.5%
Income from operations	99.8	118.1	(15.5%)	114.6	(12.9%)

EBITDA margin	43.7%	45.1%	(1.5pp)	41.9%	1.8pp
Capex	22.5	18.8	19.4%	66.2	(66.0%)
Capex as % of revenues	6.3%	5.0%	1.3pp	16.6%	(10.3pp)
EBITDA minus Capex	133.2	150.0	(11.2%)	100.4	32.7%

(1) Includes intragroup transactions.

Operating revenues decreased by 4.8% y.o.y in the first quarter of 2006 to Euro 356 million, primarily as a result of the impact on service revenues of lower interconnection rates. Billing revenues remained flat at Euro 264 million in the first quarter of 2006, with the growth in customers being offset by the lower average revenue per minute. The sharp decline in interconnection revenues is primarily related to the reduction in interconnection rates, both fixed-to-mobile and mobile-to-mobile, over the past quarters. The interconnection rate cut in the beginning of January 2006 to Euro 0.125 per minute, led to an average decline of 28.1% in interconnection rates in the first quarter of 2006. As a result, interconnection revenues fell by 22.5% y.o.y, causing service revenues to decrease by 5.3% y.o.y in the first quarter of 2006 to Euro 326 million. Excluding the impact of lower interconnection rates of Euro 21 million, operating revenues would have increased by 0.9% y.o.y in the first quarter of 2006.

EBITDA amounted to Euro 156 million in the first quarter of 2006, a decrease of 7.8% y.o.y (Euro 13 million), primarily as a result of: (1) the strong reduction in interconnection rates, which impacted EBITDA by Euro 11 million in the quarter, and (2) costs related to the rollout of 3G, including content costs. EBITDA margin in the first quarter of 2006 stood at 43.7% .

Capex amounted to Euro 22 million in the first quarter of 2006, equivalent to 6.3% of operating revenues. Capex was primarily directed towards network capacity and coverage, including the rollout of 3G (70% of network capex), and improvements in quality of service and customer care. EBITDA minus Capex decreased by 11.2% to Euro 133 million, equivalent to 37.4% of operating revenues.

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Table 25 _ Domestic Mobile Operating Data
	1Q06	1Q05	y.o.y	4Q05	q.o.q

Customers ('000)	5,318	5,087	4.6%	5,312	0.1%
Net additions ('000)	6	33	(82.7%)	97	(94.1%)
MOU (minutes)	117	117	0.1%	123	(5.1%)
ARPU (Euro)	20.5	22.7	(9.8%)	22.2	(7.8%)
Customer bill	16.6	17.4	(4.8%)	17.9	(7.6%)
Interconnection	3.9	5.3	(26.2%)	4.3	(8.6%)
ARPM (Euro cents)	17.6	19.5	(9.9%)	18.1	(2.9%)
Data as % of service revenues (%)	12.8	11.2	1.6pp	13.6	(0.8pp)
SARC (Euro)	51.4	62.9	(18.3%)	51.3	0.2%
CCPU (1) (Euro)	10.6	11.4	(6.8%)	11.4	(7.1%)
ARPU minus CCPU (Euro)	9.9	11.4	(12.8%)	10.8	(8.5%)

(1) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

TMN continues to build on its leading position in the Portuguese mobile market by introducing new and more appealing services. Following the acceleration of the rollout of 3G coverage and services in Portugal in 2005, TMN launched recently HSDPA, which represents a first step in the development of mobile broadband services. TMN’s HSDPA data cards currently allow for broadband Internet access with speeds of up to 1.8Mbps. The take-up of 3G grew strongly in the quarter, with the number of 3G customers reaching 485 thousand at the end of March 2006.

Total net additions in the first quarter of 2006 reached 6 thousand, reflecting the high level of postpaid customer net additions of 38 thousand and net disconnections of 32 thousand prepaid customers. Total customers grew by 4.6% y.o.y, reaching 5,318 thousand at the end of March 2006. Postpaid customers increased by 14.2% y.o.y, with the weight of prepaid decreasing to 82% of total customers.

ARPU fell by 9.8% in the first quarter of 2006 to Euro 20.5, primarily as a result of the decrease of 9.9% y.o.y in ARPM, reflecting the reduction in interconnection rates. Adjusting for the reduction in interconnection rates, ARPU would have decreased by 3.9% y.o.y. Customer ARPU fell by 4.8% y.o.y, as a result of lower prices due to continued competition and the launch of the low cost brands in the Portuguese market. MOU remained flat at 117 minutes in the first quarter of 2006, with the growth in outgoing usage compensating the decrease in incoming traffic per customer.

Data services continued to underpin ARPU performance, with data revenues already accounting for 12.8% of service revenues in first quarter of 2006, up from 11.2% in the same period of last year. The increase in data service revenues is primarily related to the strong growth of non-SMS data revenues, which increased by 25.1% y.o.y and accounted for 22.3% of total data revenues in the period. TMN launched recently a mobile TV service, in partnership with PT Multimedia, which gives access to 21 channels, including news, music and sports. The number of SMS messages in the first quarter of 2006 reached 806 million, corresponding to approximately 106 messages per month per active SMS user. The number of active SMS users reached 48% of total customers at the end of the period.

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10 Brazilian Mobile • Vivo

Table 26 _ Brazilian Mobile Income Statement (1)				R$ million
	1Q06	1Q05	y.o.y	4Q05	q.o.q

Operating revenues	2,762.4	2,779.6	(0.6%)	3,425.9	(19.4%)
Services rendered	2,357.3	2,479.2	(4.9%)	2,752.2	(14.3%)
Sales	327.7	224.2	46.2%	486.1	(32.6%)
Other operating revenues	77.3	76.2	1.5%	187.6	(58.8%)

Operating costs, excluding D&A	2,024.7	1,784.6	13.5%	2,764.3	(26.8%)
Wages and salaries	158.0	154.7	2.1%	166.8	(5.3%)
Direct costs (including costs of telecoms)	233.6	285.0	(18.0%)	384.0	(39.2%)
Costs of products sold	475.9	439.0	8.4%	652.5	(27.1%)
Marketing and publicity	92.2	93.2	(1.1%)	212.8	(56.7%)
Support services	224.5	168.6	33.1%	266.5	(15.8%)
Supplies and external expenses	387.0	329.5	17.5%	479.9	(19.3%)
Provisions	236.1	110.5	113.7%	404.5	(41.6%)
Other operating costs	217.4	204.1	6.5%	197.4	10.1%

EBITDA	737.7	995.0	(25.9%)	661.6	11.5%
Depreciation and amortisation	677.6	509.5	33.0%	687.3	(1.4%)
Income from operations	60.1	485.5	(87.6%)	(25.7)	n.m.

EBITDA margin	26.7%	35.8%	(9.1pp)	19.3%	7.4pp
Capex	281.3	535.2	(47.4%)	856.2	(67.1%)
Capex as % of revenues	10.2%	19.3%	(9.1pp)	25.0%	(14.8pp)
EBITDA minus Capex	456.4	459.7	(0.7%)	(194.6)	n.m.

(1) Information prepared in accordance with IFRS.

In the first quarter of 2006, Vivo’s operating revenues, stated in Brazilian Reais and in accordance with IFRS, decreased by 0.6 % y.o.y to R$ 2,762 million, with the increase in equipment sales of 46.2% y.o.y not being sufficient to offset the decrease in service revenues. Notwithstanding the 8.2% y.o.y increase in outgoing traffic revenues, underpinned by the customer growth and higher data revenues, service revenues decreased by 4.9% y.o.y in the first quarter of 2006 on the back of lower incoming traffic revenues. The reduction in interconnection revenues is primarily explained by the fixed-to-mobile to mobile-to-mobile traffic migration, which under the existing partial bill & keep system resulted in lower incoming traffic revenues.

EBITDA decreased by 25.9% y.o.y to R$ 738 million in the first quarter of 2006, mainly as a result of: (1) the decrease in the service revenues; (2) increase in provisions, related to bad debt, and (3) higher call centre and outsourcing costs, as a result of higher acquisition and retention activity. EBITDA margin fell by 9.1pp to 26.7% in the first quarter of 2006.

Capex decreased by 47.4% y.o.y in the first quarter of 2006 to R$ 281 million, equivalent to 10.2% of revenues. Capex in the quarter was related to the investment in the: (1) coverage expansion and rollout of 1xRTT and EV-DO technologies, and (2) improvement in the consolidation and rationalisation of billing, CRM and ERP information systems. EBITDA minus Capex decreased by 0.7% y.o.y to R$ 456 million in the first quarter of 2006, due to the decrease in EBITDA described above.

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Table 27 _ Brazilian Mobile Operating Data (1)
	1Q06	1Q05	y.o.y	4Q05	q.o.q

Customers ('000)	30,138	26,959	11.8%	29,805	1.1%
Market share in areas of operation (%)	43.5	49.4	(5.9pp)	44.4	(0.9pp)
Net additions ('000)	333	416	(19.9%)	964	(65.5%)
Total churn (%)	22.0	20.0	2.0pp	23.0	(1.1pp)
MOU (minutes)	67	82	(17.7%)	74	(9.1%)
ARPU (R$)	25.4	28.8	(11.9%)	29.0	(12.3%)
Data as % of service revenues (%)	7.0	5.5	1.6pp	6.2	0.8pp
SARC (R$)	137.0	160.0	(14.4%)	148.2	(7.5%)
CCPU (2) (R$)	15.0	15.4	(2.3%)	17.4	(13.9%)
ARPU minus CCPU (R$)	10.4	13.4	(22.9%)	11.5	(10.1%)

(1) Operating data calculated using Brazilian GAAP. (2) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

Total customers increased by 11.8% y.o.y to 30,138 thousand at the end of March 2006, with prepaid accounting for 80.9% of the total customer base. Customer net additions in the first quarter of 2006 totalled 333 thousand customers, with Vivo’s overall market share at the end of March 2006 being 43.5% in its areas of operation and 33.7% in the whole of Brazil.

The competitive environment remained intense in the first quarter of 2006, particularly in the mid-to-high segment, where some operators decreased substantially the entry level barriers. Notwithstanding, Vivo’s unit SARC fell by 14.4% y.o.y to R$137 in the first quarter of 2006, with the lower level of subsidisation and marketing costs, more than compensating for the higher unitary commissions.

In the first quarter of 2006, Vivo continued to promote the loyalty of its best customers, through the introduction of new retention programmes and the launch of a competitive range of modern handsets, including new offers compatible with the EV-DO technology. Data as a percentage of total service revenues was 7.0% in the first quarter of 2006, compared to 5.5% in the same period of last year. Approximately 43% of data revenues was derived from non-SMS data, such as downloads, Internet access and others.

Vivo’s blended MOU decreased by 17.7% y.o.y to 67 minutes, mainly due to the negative evolution of prepaid MOU. The reduction in incoming traffic impacted the prepaid segment due to tariff rebalancing, the increase in fixed-to-mobile termination prices (V-UM) and the reduction in traffic promotions. Postpaid MOU remained stable in the first quarter of 2006.

Vivo’s blended ARPU was R$ 25.4 in the first quarter of 2006, a decrease of 11.9% over the same period of last year, primarily as a result of the decrease in incoming traffic.

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11 Multimedia • PT Multimedia

Table 28 _ Multimedia Income Statement (1)				Euro million
	1Q06	1Q05	y.o.y	4Q05	q.o.q

Operating revenues	160.7	152.6	5.3%	157.8	1.9%
Pay-TV and cable Internet	144.4	133.8	7.9%	134.6	7.3%
Audiovisuals	16.3	18.7	(12.9%)	21.9	(25.4%)
Other	0.0	0.1	(51.1%)	1.3	(97.2%)

Operating costs, excluding D&A	110.5	107.8	2.5%	106.3	3.9%
Wages and salaries	11.8	11.0	7.3%	11.2	4.9%
Direct costs	50.0	50.3	(0.5%)	52.3	(4.4%)
Programming costs	36.4	34.4	5.7%	34.7	4.8%
Other	13.7	15.9	(13.9%)	17.6	(22.5%)
Costs of products sold	2.9	4.2	(30.8%)	1.8	61.4%
Marketing and publicity	4.0	3.9	1.1%	6.2	(36.2%)
Support services	12.6	8.2	53.4%	9.1	38.6%
Supplies and external expenses	20.0	20.4	(2.3%)	19.5	2.6%
Provisions	3.6	3.1	14.5%	0.1	n.m.
Other operating costs	5.6	6.6	(15.1%)	6.0	(6.3%)

EBITDA	50.3	44.8	12.3%	51.5	(2.4%)
Depreciation and amortisation	24.1	13.8	74.6%	17.0	41.5%
Income from operations	26.2	31.0	(15.4%)	34.5	(24.0%)

EBITDA margin	31.3%	29.3%	1.9pp	32.6%	(1.4pp)
Capex	33.7	15.9	111.5%	110.2	(69.4%)
Capex as % of revenues	21.0%	10.4%	10.5pp	69.8%	(48.9pp)
EBITDA minus Capex	16.6	28.8	(42.5%)	(58.7)	n.m.

(1) Includes intragroup transactions.

PTM’s operating revenues increased by 5.3% y.o.y in the first quarter of 2006 to Euro 161 million, underpinned by the increase of 7.9% y.o.y in Pay-TV and cable Internet revenues in the quarter. Audiovisuals revenues decreased by 12.9% y.o.y in the first quarter of 2006, on the back of the decrease in video and cinema revenues.

PTM’s EBITDA increased by 12.3% y.o.y in the first quarter of 2006 to Euro 50 million, with EBITDA margin improving by 1.9pp y.o.y to 31.3% . The increase in EBITDA resulted from the growth in ARPU in the period. This performance was achieved against a backdrop of continued investment in the improvement of PTM’s quality of service and customer care, as well as the reinforcement of the Pay-TV offer, namely through the launch of the digital offer in 2005. As a result, in the first quarter of 2006 support services expenses and programming costs increased by 53.4% and 5.7% y.o.y respectively.

PTM’s capex increased from Euro 16 million in the first quarter of 2005 to Euro 34 million in the first quarter of 2006, primarily as a result of: (1) the increase in homes passed and the restructuring of the access network architecture in order to provide greater bandwidth; (2) the increase in terminal equipment relative to the digitalisation programme, and (3) the acquisition of new movie catalogues in the audiovisuals business.

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Table 29 _ Pay-TV and Cable Internet Operating Data
	1Q06	1Q05	y.o.y	4Q05	q.o.q

Homes passed ('000)	2,695	2,579	4.5%	2,666	1.1%
Bi-directional (broadband enabled)	2,576	2,459	4.8%	2,547	1.1%
Pay-TV customers (1) (2) ('000)	1,472	1,456	1.1%	1,479	(0.5%)
Cable	1,090	1,070	1.9%	1,090	0.1%
DTH	381	386	(1.2%)	389	(2.0%)
Pay-TV net additions ('000)	(7)	7	n.m.	(6)	18.7%
Penetration rate of cable (%)	40.5	41.5	(1.0pp)	40.9	(0.4pp)
Premium subscriptions (2) ('000)	755	809	(6.7%)	774	(2.4%)
Pay to basic ratio (%)	51.3	55.6	(4.2pp)	52.4	(1.0pp)
Cable broadband accesses ('000)	352	319	10.2%	348	1.0%
Cable broadband net additions ('000)	3	14	(75.8%)	7	(50.2%)
Blended ARPU (Euro)	28.3	27.9	1.5%	27.5	3.1%

(1) These figures are related to the total number of Pay-TV basic service customers. PTM's Pay-TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels. (2) These figures include products in temporary promotions, such as the "Try and Buy" promotion.

Homes passed totalled 2,695 thousand at the end of March 2006, of which 95.6% were bi-directional and therefore broadband enabled.

Pay-TV customers totalled 1,472 thousand at the end of March 2006 (1,090 thousand cable and 381 thousand DTH subscribers), accounting for approximately 40% of the TV households in Portugal. The decrease of 7 thousand customers in the total customer base is primarily explained by the short-term impact of the change in smart cards following the introduction of the new encryption system, which was concluded in March.

Broadband customers (Netcabo) increased by 10.2% y.o.y in the first quarter of 2006 to 352 thousand. The penetration of the Internet service among cable TV subscribers stood at 32.2% at the end of March 2006, which compares with 29.8% in the same period of last year.

In the first quarter of 2006, the Pay-TV business continued with the digitalisation programme, with total digital set top boxes reaching 570 thousand at the end of March 2006. The take-up of the 65 channels digital TV offering (Funtastic Life), which was launched in May 2005, has been strong, with total customers reaching 163 thousand at the end of March 2006.

The number of premium subscriptions decreased by 6.7% y.o.y to 755 thousand at the end of March 2006, equivalent to a pay to basic ratio of 51.3% . The decrease in premium subscriptions reflected primarily weaker macroeconomic conditions. Sport TV continued to be the main premium content sold with 416 thousand customers.

Blended ARPU of the Pay-TV and cable Internet business increased by 1.5% y.o.y to Euro 28.3 in the first quarter of 2006, reflecting the higher penetration of broadband and the take-up digital service “Funtastic Life”.

Following recent positive outcome of tests performed on VoIP technology, PTM intends to launch a voice offer in the late third quarter of 2006, subject to receiving the necessary regulatory approvals.

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12 Other International Investments

Table 30 _ Financial Highlights of Main Assets in Africa, Brazil and Asia (1Q06) (1) (2) (3)							million
	Stake	Revenues local	y.o.y	EBITDA local	y.o.y	Margin	Revenues Euro	EBITDA Euro

Médi Télécom	32.18%	1,061.7	5.5%	453.3	17.1%	42.7%	97.2	41.5
Unitel	25.00%	142.7	57.2%	98.2	52.7%	68.8%	118.7	81.7
CTM	28.00%	483.4	19.9%	198.7	11.5%	41.1%	50.3	20.7
UOL	29.00%	123.0	13.6%	38.0	73.4%	30.9%	46.6	14.4
CVT	40.00%	1,638.6	17.5%	1,030.7	18.7%	62.9%	14.9	9.3
Timor Telecom	41.12%	4.6	18.0%	2.1	67.1%	44.3%	3.9	1.7
CST	51.00%	28,132.9	12.8%	10,049.8	12.8%	35.7%	2.0	0.7

(1) All information in local GAAP. (2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT, Unitel and Timor Telecom. (3) Refer to section 14 for consolidation method of each company.

In the first quarter of 2006, Médi Télécom revenues increased by 5.5% y.o.y to MAD 1,062 million, while EBITDA increased by 17.1% y.o.y to MAD 453 million. The total customer base increased by 29.9% y.o.y to 4,197 thousand, with net additions in the first quarter of 2006 totalling 163 thousand. MOU decreased by 9.2% y.o.y in the first quarter of 2006, reaching 52 minutes. ARPU totalled MAD 85.6 in the first quarter of 2006, a decrease of 21.2% over the same period of last year, due to the increase in the subscriber base.

Unitel’s revenues and EBITDA grew by 57.2% and 52.7% y.o.y respectively in the first quarter of 2006, underpinned by a strong customer growth. Net additions totalled 198 thousand in the first quarter of 2006, with the total customer base reaching 1,396 thousand at the end of March 2006, an increase of 110.5% over the same period of last year. Unitel’s MOU decreased by 25.1% y.o.y in the first quarter of 2006 to 141 minutes, due to the increase in the customer base. ARPU totalled USD 36.3 in the first quarter of 2006, a decrease of 27.3%, primarily as a result of the strong growth in the customer base in the period.

CTM’s revenues increased by 19.9% y.o.y to MOP 483 million in the first quarter of 2006, as a result of the increase in the number of mobile and broadband customers. EBITDA improved 11.5% y.o.y, underpinned by top line growth. In the mobile division, customers increased by 10.8% y.o.y to 251 thousand in the first quarter of 2006. CTM’s Mobile ARPU grew by 7.2% y.o.y to MOP 246 in the first quarter of 2006, notwithstanding increased competition.

UOL’s revenues increased by 13.6% y.o.y to R$ 123 million in the first quarter of 2006, as a result of the growth in the subscriber base and in advertising revenues. EBITDA increased by 73.4% y.o.y to R$ 38 million, corresponding to an EBITDA margin of approximately 31%, underpinned by the strong growth in brand advertising and sponsored link clients coupled with a strict cost control. UOL’s subscriber base totalled 1.47 million at the end of March 2006, including 637 thousand broadband customers, which represented an increase of 36% over the same period of last year. In March 2006, page views and unique visitors increased by 57% and 35% y.o.y respectively.

In Cabo Verde, CVT’s revenues and EBITDA increased by 17.5% and 18.7% y.o.y respectively in the first quarter of 2006. In the wireline division, main lines fell by 1.4% y.o.y in the first quarter of 2006 to 72 thousand, while in the mobile division customers increased by 24.8% y.o.y to 85 thousand, with net additions of 3 thousand. MOU reached 81 minutes, an increase of 4.8% y.o.y in the first quarter of 2006. Mobile ARPU in the first quarter of 2006 was CVE 2,481, an increase of 6.0% y.o.y, notwithstanding the growth in the customer base.

In East Timor, Timor Telecom’s revenues and EBITDA increased by 18.0% y.o.y and 67.1% y.o.y. respectively, mainly as a result of the increase in the number of mobile customers. In the mobile division, Timor Telecom added 2,438 customers to 35,510 at the end of March 2006. MOU decreased by 11.9% y.o.y, reaching 86 minutes, as a consequence of the increase of the customer base. Mobile ARPU was USD 32 in the first quarter of 2006, a decrease of 12.4% y.o.y over the same period of last year.

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In São Tomé e Príncipe, CST’s revenues increased by 12.8% y.o.y to STD 28,133 million in the first quarter of 2006, and EBITDA grew by 12.8% y.o.y to STD 10,050 million. In the mobile division, CST added 1,622 customers in the first quarter of 2006, bringing the total number of customers to 13,575 at the end of March 2006. MOU decreased by 5.5% y.o.y in the first quarter of 2006, reaching 82 minutes, as a result of the growth in the subscriber base. ARPU was STD 399 thousand in the first quarter of 2006, an increase of 5.1% over the same period of last year.

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13 First Quarter Key Events and Recent Developments

Vivo Corporate Restructuring

  On 22 February 2006, the shareholders of TCP, TCO, TSD, TLE and CRTPart approved the Vivo corporate restructuring at their respective shareholder meetings. The restructuring was completed on 30 March 2006 and consisted of the merger of shares of TCO into TCP and the merger of TSD, TLE and CRTPart into TCP, which was renamed Vivo Participações S.A.

  On 31 March 2006, the ON and PN shares of Vivo Participações started being traded as a single company on the Bovespa and the New York Stock Exchange.
Debt
  On 8 March 2006, Moody’s and Standard & Poor’s changed their ratings for PT from A3 and A- to BBB+ and Baa1 respectively.

Shareholder Remuneration

  On 21 April 2006, PT’s shareholders approved at the AGM the payment of a cash dividend of Euro 0.475 per share for the fiscal year 2005, representing an increase of 35.7% over the previous year. The dividend will be paid on 19 May 2006.

Board of Directors

  On 6 January 2006, PT announced the reallocation of certain responsibilities within the Executive Committee. Henrique Granadeiro was given the responsibility of managing the human resources of the group, as well as overseeing, in collaboration with the CEO, the areas of strategy and regulation. In addition to his current responsibilities, Zeinal Bava was appointed to manage the domestic mobile division (TMN) and left his position as Vice-President of the wireline division responsible for retail. Rodrigo Costa was appointed to manage the wireline division.

  On 6 February 2006, PT announced that Jorge Maria Bleck resigned as a non-executive member of the company’s Board of Directors.

  On 20 February 2006, PT announced that Peter Golob resigned as a non-executive member of the company’s Board of Directors.

  On 21 April 2006, PT’s shareholders approved at the AGM the election of the Board of Directors for the 2006/2008 term of office.

  On 24 April 2006, PT’s Board of Directors determined the composition of the Executive Committee, as follows:

- Henrique Granadeiro – Chairman and CEO
- Zeinal Bava – Vice-President
- Rodrigo Costa – Vice-President
- Luís Pacheco de Melo – CFO
- João Baptista
- António Caria
- Rui Soares

  On 27 April 2006, PT announced the allocation of responsibilities within the Executive Committee. Henrique Granadeiro, Chairman and CEO of the Group, was given direct responsibilities for the areas of regulation, competition, international and institutional

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relations. Zeinal Bava was appointed Vice-President of the Executive Committee and CEO of TMN and PT Multimedia. In addition to these positions, he continues to be responsible for Investor Relations. Rodrigo Costa was also appointed as Vice-President of the Executive Committee, and as CEO of the wireline division. Luis Pacheco de Melo was appointed CFO, while João Baptista was designated to oversee the international division. António Caria was given responsibilities for the areas of central purchasing and customer care, and Rui Soares was given the responsibility for marketing and real estate.

Tender Offer

  On 6 February 2006, PT was informed that Sonaecom made a preliminary announcement of its intention to launch an unsolicited offer for a controlling stake of PT.

  On 6 March 2006, PT published the report of the Board of Directors regarding the preliminary public tender offer announced by Sonaecom on 6 February 2006.

Share Capital

  On 21 April 2006, PT’s shareholders approved at the AGM a share capital increase in the amount of Euro 338,656,950, which was to be carried out by means of: (1) incorporation of share issuance premiums in the amount of Euro 91,704,891; (2) legal reserves in the amount of Euro 121,523,559, and (3) special reserve relating to the cancellation of treasury shares in the amount of Euro 125,428,500. On the same meeting, shareholders approved a share capital reduction to the amount of Euro 395,099,775, to be carried through a reduction in the par value of PT shares, whereby each share will have a par value of Euro 35 cents. Upon the completion of this operation, PT should increase distributable reserves by approximately Euro 1,072 million. Pro-forma distributable reserves at the end of March 2006 amounted to Euro 1,246 million, assuming the dividend payment (Euro 536 million), the share buyback already executed (Euro 164 million) and the share capital restructuring (Euro 1,080 million).

  As resolved in the General Meeting held on 21 April 2006, PT executed on 11 May 2006 the public deed for its share capital increase, in the amount of Euro 338,656,950 through the incorporation of share issuance premiums, legal reserves and share cancellation special reserve and, as a result, its share capital is currently of Euro 1,467,513,450. The referred share capital increase has been executed by an increase in the par value of all shares representing the share capital of PT by 30 Euro cents, with the par value of each share becoming Euro 1.30. The trading of PT shares on the stock exchange with the new nominal value took place as from 16 May 2006. Additionally, the amendment of Article 13, number 5 of the Articles of Association of the company resolved at the same General Meeting of Shareholders held on 21 April 2006 has also been registered with the Commercial Registry of Lisbon on 9 May 2006.

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Post Retirement Benefits

  On 8 May 2006, PT’s Executive Committee executed a measure approved in January 2006 whereby Euro 300 million were contributed to a fund to cover post retirement obligations.

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14 Major Holdings

Table 31 _ Major Holdings
Company	Country	Business	Equity participation	Consolidation method

Wireline	Portugal	Wireline	100.00%	Full consolidation
TMN	Portugal	Mobile	100.00%	Full consolidation
Vivo Participações (1)	Brazil	Mobile	31.27%	Proportional consolidation
PT Multimedia (2)	Portugal	Multimedia	58.43%	Full consolidation
CTM	Macau	Wireline/mobile	28.00%	Equity method
Médi Télécom	Morocco	Mobile	32.18%	Equity method
CVT (3)	Cape Verde	Wireline/mobile	40.00%	Full consolidation
Unitel	Angola	Mobile	25.00%	Equity method
Timor Telecom (3)	EastTimor	Wireline/mobile	41.12%	Full consolidation
CST	São Tomé e Príncipe	Wireline/mobile	51.00%	Full consolidation
UOL	Brazil	ISP	29.00%	Equity method

(1) PT owns 50% of Brasilcel, which in turn has a 62.55% stake in Vivo Participações. (2) As at 31 March 2006, PT had access to an additional 9.9% of PTM's share capital through equity swap contracts. (3) These subsidiaries are fully consolidated based on the operational and financial control by PT.

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15 Basis of Presentation

Portugal Telecom has adopted International Financial Reporting Standards (“IFRS”) as from 1 January 2005, and the financial information for all quarters in 2005 was presented under IFRS. However, the results reported in the first quarter of 2005 were restated in subsequent quarters to reflect the following:

  In November 2005, the EU approved an amendment to IAS 19 relating to the recognition of actuarial gains and losses directly under the Statement of Recognised Income and Expenses. Portugal Telecom has elected this methodology by the end of 2005, and has restated the results of the previous quarters of 2005 to reflect the impact of this revised policy as from 1 January 2005.

  In the second quarter of 2005, PT Multimedia recorded certain adjustments to the operating revenues and certain operating costs of its Pay-TV and broadband Internet subsidiary related to the first quarter of 2005, which had an impact on operating revenues and EBITDA of Euro 4.0 million and Euro 3.8 million, respectively. As a result, the information presented in this earnings release regarding the first quarter of 2005 was adjusted to reflect the above-mentioned adjustments.

  In the fourth quarter 2005, PT Multimedia changed the consolidation method for Sport TV, a company 50% owned by PT Conteudos, from equity accounting to proportional consolidation to reflect the joint venture contract with the other shareholder of Sport TV. The previous quarters of 2005 have also been adjusted to reflect the proportional consolidation of Sport TV as from 1 January 2005.

  Following the disposal of PrimeSys in November 2005 and Lusomundo Media in August 2005, the results of these subsidiaries were transferred to the caption “Discontinued Operations”.

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Additional Information

This information is also avaliable on PT's
IR website http://ir.telecom

Conference Call details

Date:18 May 2006
Time:16:00 (Portugal/UK), 17:00 (CET), 11:00
(US/NY)
Telephones numbers
Outside US: +1 201 689 8261
US and Canada: 877 869 3847

If you are unable to attend the conference call
a replay will be available for one week through
the following numbers:
Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 202028)
US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 202028)

Contacts

Zeinal Bava
Executive Board Member
zeinal.bava@telecom.pt

Luís Pacheco de Melo
Chief Financial Officer
luis.p.melo@telecom.pt

Francisco Nunes
Chief Accounting Officer
francisco.nunes@telecom.pt

Nuno Prego
Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Avenida Fontes Pereira de Melo, 40
1069-300 Lisboa, Portugal
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

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Additional Information

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the “Company”). Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.